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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of October 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated October 12, 2000 re Aravox Technologies Integrates RADVision's Enabling Technology to Power its V2oIP Firewall.






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                                                                          ITEM 1

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For Immediate Release

Contact:

Karen Gurwitz              David Seligman              Doug Domokos
Dir. Corp. Communications  CFO                         Marketing Communications
RADVision, Inc.            RADVision, Ltd.             Aravox Technologies, Inc.
Tel: 201.529.4300, x305    Tel: 972.3.645.5446         Tel: 651.256.2666
kgurwitz@radvision.com     Seligman@tlv.radvision.com  ddomokos@aravox.com
http://www.radvision.com   http://www.radvision.com    www.aravox.com


         Aravox Technologies Integrates RADVision's Enabling Technology
                           to Power its V2oIP Firewall
       COMPANIES TEAM UP TO OFFER FIRST H.323-BASED SECURITY SOLUTION FOR
                        V2OIP ENDPOINT AND GATEWAY USERS

Minneapolis, MN and Mahwah, NJ, October 12, 2000 -- Aravox Technologies, Inc. and RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that Aravox has developed a firewall control protocol that works with RADVision's market-leading H.323 technology. The combination of Aravox's firewall-control protocol and RADVision's H.323 software enables manufacturers to develop products for security-conscious clients running V(2)oIP services from their firewall-secure IP network domain, across the Internet, and back into another firewall-secure IP network domain.

"This partnership deals with the critical issue that V(2)oIP endpoint and gateway manufacturers face today - how to traverse firewalls without breaching Intranet security," said Dr. Michelle Blank, VP of Galactic Marketing for RADVision. "By working together with Aravox, we can ensure that our products work together seamlessly to provide an H.323-based security system for next-generation networks."

"Working with RADVision is important to us and to the many customers who want to protect their real-time networks," said Craig Warren, VP of Marketing, Aravox. "Through this integration, we are demonstrating our commitment to emerging standards and the rapid acceptance of these new, combined capabilities. Our goal is to become an integral part of the IP infrastructure required to offer carrier-class services on real-time networks."

The unique technology that Aravox integrates with the RADVision H.323 technology into its security products enhances the way V(2)oIP traffic types traverse firewalls, protecting the overall delivery of internet IP services via secure IP intranets that service providers provide for their customers. Aravox's firewall-control protocol has been made available to TIPHON as an industry standard.


                                     more...

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About RADVision's H.323 Enabling Software

RADVision's H.323 core protocol enables the creation of real-time voice and video H.323 calls over IP networks. The H.323 software toolkit consists of H.225 RAS, RTP/RTCP, and Q.931 Call Signaling. RADVision also offers optional modules for H.235 Security features as well as H.450 Supplemental Services for a more robust solution. Designed to be platform independent, the RADVision H.323 protocol toolkit is available for numerous operating systems including various UNIX versions, real-time OSs for embedded systems, as well as Windows, including Windows NT and Win CE.

About Aravox Technologies, Inc.

Aravox builds network security systems that provide enhanced policy management for real-time networks being deployed by next-generation service providers and large enterprises. Aravox products work with data, video, and voice applications to enable service delivery, prevent disruptions and maintain availability. Based in Minneapolis, Minnesota, Aravox news and company information can be found at www.aravox.com.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


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                            All trademarks recognized





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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: October 13, 2000